**McCann FitzGerald**
**Solicitors**
Riverside One
Sir John Rogerson's Quay
Dublin 2

Tel: +353-1-829 0000
Fax: +353-1-829 0010
Email: inquiries@mccannfitzgerald.ie
Dx 31 Dublin

*www.mccannfitzgerald.ie*

# McCann FitzGerald

| OUR REF | YOUR REF | DATE |
|---|---|---|
| EMTN\15409155.3 | | 30 October 2014 |

Barry Bowden
Rubicon Infrastructure Advisors
51-54 Pearse Street
Dublin 2

**Private, Confidential and Privileged Legal Advice**

**Rubicon Infrastructure Advisors (the "Company") – US Securities and Exchange MA Application - Data Protection Query**      By Email

Dear Barry

We refer to recent conversations from which we understand that the US Securities and Exchange Commission (the "**Commission**") has requested confirmation of the Company's ability, as a matter of Irish law, to provide the Commission with access to its books and records and that the Company can, as a matter of Irish law, submit to inspection and examination by the Commission.

As a matter of general Irish law and, in particular, the law relating to the Company's authorisation as an investment firm pursuant to the European Communities (Marketing in Financial Instruments) Regulations 2007 (as amended) of Ireland, there is no prohibition on the Company submitting its books and records to the Commission and the Company can submit to inspection and examination by the Commission. However, from a data protection perspective, there are a number of issues to consider, as set out in the following section.

1. **Data Protection Issues**

1.1 Under the Irish Data Protection Acts 1988 and 2003 (the "DPA"), any entity within the scope of the DPA (such as the Company) that holds 'personal data' relating to individuals may not provide it to third parties unless it is entitled to rely on one of a number of 'legitimising conditions' for the processing of personal data that are set out in the DPA, or unless the relevant disclosure is covered by an exemption under Section 8 of the DPA.

John Cronin, Timothy Bouchier-Hayes, Jane Marshall, Ronan Molony, Lonan McDowell, Julian Conlon, Damian Collins, Catherine Deane, Paul Heffernan, Terence McCrann, Roderick Bourke, Ambrose Loughlin, Niall Powderly, Kevin Kelly, Hilary Marren, Eamonn O'Hanrahan, Roy Parker, Patricia Lawless, Barry Devereux, Helen Kilroy, Judith Lawless, James Murphy, David Lydon, David Byers, Sean Barton, Colm Fanning, Paul Lavery, Julie Quin, Alan Fuller, Claire Lenny, Maureen Dolan, Michelle Doyle, Hugh Beattie, Fergus Gillen, Valerie Lawlor, Mark White, Eamon de Valera, Joe Fay, Ben Gaffikin, Donal O Raghallaigh, Karyn Harty, Philip Andrews, Barrett Chapman, Mary Brassil, Audrey Byrne, Shane Fahy, Georgina O'Riordan, Adrian Farrell, Michael Murphy, Aidan Lawlor, Darragh Murphy, Brian Quigley, Conor O'Dwyer, Stephen FitzSimons, David Hurley, Philip Murphy, Fiona O'Beirne, Garreth O'Brien, Joshua Hogan, Richard Leonard, Jenny Mellerick, Rory O'Malley, Lisa Smyth, Tom Dane, Catherine Derrig, Megan Anne Hooper, Shane Sweeney.
**Consultants:** Rosaleen Byrne, Annette Hogan, Eleanor MacDonagh (FCA), Peter Osborne, Michael Ryan (FCA), Tony Spratt (ACA).
**BRUSSELS** 40 Square de Meeûs, 1000 Brussels, Tel: +32-2-740 0370, Fax: +32-2-740 0371.
**LONDON** Tower 42, Level 38C, 25 Old Broad Street, London EC2N 1HQ Tel: +44-20-7621 1000 Fax: +44-20-7621 9000

1.2     We have received from the Company its template Non-Disclosure Agreement and Standard Non-Disclosure Agreement (the "**Agreements**") each of which include provisions specifically permitting the disclosure by the Company of what would otherwise be confidential information to, among others, its regulators (which would include the Commission).

1.3     However, the Company likely holds 'personal data' relating to its own officers and employees as well as 'personal data' relating to individuals connected with the Company's corporate clients (primarily obtained for 'know your customer' purposes). The ability of the Company to provide the Commission with access to any such personal data is limited by the DPA unless it can rely on a 'legitimising condition' to do so, or unless an exemption under Section 8 of the DPA applies.

1.4     One 'legitimising condition' for the disclosure of personal data is where the relevant individual has consented to the disclosure.

1.5     Having regard to the exemptions, one that is likely to be of relevance in these circumstances is where the disclosure of personal data is "required by or under any enactment or by a rule of law or order of a court". Although the DPA does not specifically contemplate non-Irish law or orders, in order to come within the scope of this exemption the Commission could arrange for any relevant legal obligation or order to be 'perfected' in Ireland pursuant to the 'mutual assistance' regime that is provided for under the Criminal Justice (Mutual Assistance) Act 2008 (as amended). This Act provides for a procedure whereby foreign law obligations and orders can be given the same effect in Ireland as Irish law obligations and orders.

2.     **Conclusion**

Accordingly, we can confirm that the Company has broad authority under Irish law to provide the Commission with access to its books and records and to submit to inspection and examination by the Commission. However, such authority is limited in relation to 'personal data' relating to individuals. Presumably the Company can obtain relevant disclosure consents from the Company's own officers and employees, although, this may not be practical in relation to individuals associated with the Company's clients.

Nevertheless, on the basis that any such 'personal data' is likely to be quite limited in scope and relevance to the Commission and further, given the exemption outlined in section 1 above, ideally this will constitute sufficient comfort to the Commission.

Should you have any further queries, please do not hesitate to contact us.

Yours sincerely

(*Sent by email and, accordingly, bears no signature*)

**McCann FitzGerald**

Cc: Securities and Exchange Commission